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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION 0F LATE FILING

(Check One):

  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

                    For Period Ended:  September 30, 1995
                     [ ]  Transition Report on Form 10-K
                     [ ]  Transition Report on Form 20-F
                     [ ]  Transition Report on Form 11-K
                     [ ]  Transition Report on Form 10-Q
                     [ ]  Transition Report on Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                Anacomp, Inc.
                           Full Name of Registrant

                                    None
                          Former Name if Applicable

             11550 North Meridian Street, Post Office Box 40888
          Address of Principal Executive Office (Street and Number)

                        Indianapolis, Indiana  46240
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by Rule 12b-
           25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 11, 1995, the Registrant announced that it had reached an agreement in principle on a financial restructuring of the Registrant with the committees of holders representing all of the Registrant's publicly held unsecured debt. The Registrant intended promptly thereafter to file a registration statement with the Securities and Exchange Commission (the "SEC") and, upon SEC approval of the registration statement, to begin to solicit votes for approval of a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code that would accomplish the restructuring.

On December 18, 1995, the Registrant announced that it had postponed the filing of its registration statement to permit the Registrant's senior secured lenders (who were not in agreement with the agreement in principle reached on December 11) and publicly-held unsecured debt additional time to negotiate the terms of a restructuring proposal.

The Registrant reasonably believes that such negotiations will either terminate or result in an agreement between the Registrant's senior secured lenders and holders of the Registrant's publicly held unsecured debt within fifteen days. Accordingly, the Registrant anticipates filing its annual report on Form 10-K simultaneously with an announcement of the results of such negotiations. This timing will permit the Registrant to discuss more completely the Registrant's liquidity issues in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Donald L. Viles                  317/844-9666
                     Name                  Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                          [X]  Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X]  Yes   [ ] No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant incurred a loss of $238.3 million for the year ended September 30, 1995 as compared to income of $15.0 million and $18.6 million for the year ended September 30, 1994 and 1993, respectively. Included in the fiscal 1995 loss are special charges of $136.9 million, representing a write-off of goodwill of $108.0 million and $28.9 million of costs associated with software investments. Also included in the loss is a $29.0 million deferred tax provision and $32.7 million of restructuring charges which include severance costs, inventory write-downs, excess facilities and other reserves. Further contributing to the overall loss was a decrease in operating income of $38.2 million compared to the prior year and $6.0 million of expenses associated with the proposed refinancing and current restructuring.

                                ANACOMP, INC.
                 Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



DATE: January 2, 1996              	BY:
	     Donald L. Viles
 	     Vice President and Controller